SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 5 June 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F   __X__   Form 40-F _____

Enclosures: Trading statement dated 5 June 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

Trading Statement June 2006

When Sasol on 7 March 2006 announced its interim financial results for the six months ended 31 December 2005, we commented "Assuming lower oil and commodity chemical prices and a stronger rand relative to the first half, earnings in the second half of the financial year are expected to be considerably lower than the first half year although pleasing growth in earnings for the full financial year is anticipated."

Contrary to expectations, average international oil prices in the second half of the financial year are anticipated to be approximately 8% higher than in the first half. The average Rand : US dollar exchange rate is expected to be approximately 6% stronger than in the first half, in line with expectations.

As a consequence, while earnings in the second half of the financial year are still expected to be lower than in the first half year, headline earnings per share for the full financial year are expected to be between 20 - 25% higher than those achieved in the previous financial year. Attributable earnings per share are expected to be between 35 - 40% higher, with the difference in the increases arising because of capital effects of about R1,2 billion in the previous financial year.

The above information has not been reviewed and reported on by the Company's auditors.

5 June 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 26, 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to

update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 5 June 2006

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary